

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2011

Via e-mail:
Mr. Daniel Borislow
Chief Executive Officer
majicJack Vocaltec, Ltd.
12 Benny Gaon Street
Building 2B
Poleg Industrial Area
Netanya, Israel 42504

> **Re:** **majicJack Vocaltec, Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed April 27, 2011**
> **Response dated October 6, 2011**
> **File No. 000-27648**

Dear Mr. Borislow:

We have reviewed your response letter dated October 6, 2011 and your filings and have the following comments. As noted in our letter dated August 29, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial review and Prospects

Significant Accounting Policies

Sales Return Policy, page 26

1. We note your response to prior comment two from our letter dated September 29, 2011. It is still unclear to us how the activation process for a unit sold through a retailer is

processed. Tell us how you determine that a unit is eligible for activation. Describe in detail the activation process. Further tell us if these units sold at the retail level would ever expire or have some other technological limitations.

We note from previous responses that you have determined that allowing for 30 days for the inventory to be sold at the retail level is appropriate for starting the period over which you recognize revenue. Tell us how you have determined that this period is appropriate considering possible timing issues. For instance a customer could buy a unit and wait more than 30 days before activating the unit.

Tell us how you have determined that using your replenishment process is appropriate. In the development of your policy, tell us in detail how you considered scenarios where a retailer could lose or destroy units that you have shipped to them that have never been activated, or the retailer could have slow moving inventory.   Tell us in details how this policy complies with ASC 605-10-S99.

2. Please confirm to us that you record revenue on the amount of the units sold to the retailer and not the amount that the retailer sells the units to the end customer.

Telephony Services Revenue, page 26

3. We note your response to prior comment three from our letter dated September 29, 2011. Tell us if you have collected any of these revenues at the previous tariff amount and at the revised tariff amount. Tell us if you bill at the full revised tariff amount and if so why you believe it is appropriate. In your response discuss how you have determined that collectability is reasonably assured in regards to these revenues.

Please file all correspondence over EDGAR. You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Carlos Pacho, Senior Assistant Chief Accountant at 202-551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director